UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 19, 2021

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 18, 2021, regarding the Completion of Boyut Grup Enerji Shares’ Acquisition by Turkcell Enerji.

Istanbul, August 18, 2021

Announcement Regarding the Completion of Boyut Grup Enerji Shares’ Acquisition by Turkcell Enerji

Pursuant to our announcement dated July 6, 2021, the share transfer with respect to the acquisition of the entire shares of Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Grup Enerji”) by our Company’s 100% owned subsidiary Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”) has been completed today.

Board Decision Date for Acquisition	:	19.02.2021

Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	Yes

Title of Non-current Financial Asset Acquired	:	Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş.

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Renewable energy generation

Capital of Noncurrent Financial Asset	:	TRY 3,000,000

Acquirement Way	:	Acquisition

Date on which the Transaction was/will be Completed	:	18.08.2021

Acquisition Conditions	:	Other

Detailed Conditions if it is a Timed Payment	:	As per the Share Transfer Agreement, after adjusting for the net debt of Boyut Grup Enerji, our company shall make a payment of US$11.5 million. US$500 thousand of this amount shall be paid after two-years as from the agreement date.

Nominal Value of Shares Acquired	:	TRY 3,000,000

Purchase Price Per Share	:	US$ 9,866.7

Total Purchasing Value	:	The transaction is based on an enterprise value of US$29.6 million. As per the Share Transfer Agreement, after adjusting for the net debt of Boyut Grup Enerji, our company shall make a payment of US$11.5 million.

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	100%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	100%

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	100%

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	0.5%

Ratio of Transaction Value to Sales in the Latest Annual Financial Statements of the Company (%)	:	0.9%

Effects on Company Operations	:	We aim to plan energy production at the group level and meet our consumption from renewable sources.

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	Neşe Boysanoğlu, Mert Boysanoğlu, Yiğit Boysanoğlu, Cevher Seren

Is Counter Party a Related Party According to CMB Regulations?	:	No

Relation with Counter Party if any	:	No

Agreement Signing Date if Exists?	:	06.07.2021

Value Determination Method of Non-current Financial Asset	:	Transaction value is determined based on discounted cash flow and market conditions

Did Valuation Report be Prepared?	:	Not prepared

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation

Date and Number of Valuation Report	:	-

Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 19, 2021	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 19, 2021	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer